Exhibit 3.4

May 15, 2017

Rebuild Miami-Edgewater, LLC
5101 Collins Avenue
Miami, Florida 33140
Attention: Richard Meruelo

Re:	Commercial Bank of California (“Lender”) Loan in the original principal amount of $13,000,000.00 (“Loan”) to Rebuild Miami-Edgewater, LLC (“Borrower”); Loan Number 206061700

Ladies and Gentlemen:

Reference is made to the above-referenced Loan and that certain Mortgage Agreement, relating to Tract “A,” Florence Plat, according to the plat thereof, as recorded in Plat Book 168, Page 36, of the Public Records of Miami-Dade County, Florida (the “Real Property”) dated March 22, 2017, recorded March 28, 2017 in Official Records Book 30473, at Page 76, of the Public Records of Miami-Dade County, Florida, made by Borrower in favor of Lender (“Mortgage”) together with any and all loan documents executed in connection therewith (collectively, the “Loan Documents”).

The purpose of this letter is to provide the Lender’s consent to the use of the Real Property as collateral to secure bonds issued by Borrower. Pursuant to the Mortgage and the Loan Documents, the Borrower shall not allow any subsequent liens or mortgages on any portion of the Real Property without the prior written consent of the Lender. Borrower anticipates offering and selling a minimum of $10,000,000 and a maximum of up to $50,000,000 in principal amount of secured 8% interest per annum bonds (the “Bonds”) pursuant to Tier 2 of Regulation A, promulgated under the Securities Act of 1933, as amended, to be secured by a junior mortgage on the Real Property.

Notwithstanding anything to the contrary set forth in the Mortgage or the Loan Documents, Lender hereby consents to the use of the Property as collateral in the form of a junior mortgage relating to the Bond issuance. By signing below, you indicate that you are an authorized officer of the Lender to provide this consent.

Commercial Bank of California Nikki Patel SVP/Deputy Chief Credit Officer

19752 MACARTHUR BLVD | SUITE 100 | IRVINE, CA 92612 | TEL 714-431-7000